IndexIQ Trust
(the "Registrant")
Registration No. 811-22185
Form N-SAR
Semi Annual Period Ended April 30, 2015

Sub-Item 77C: Matters submitted to a vote of security holders.
A Special Meeting of Shareholders was held on March 16, 2015. Holders of a majority of the outstanding shares of the IQ Hedge Multi-Strategy Plus Fund were present at the meeting, and, therefore, a quorum for the Fund was present. The purpose of the meeting was to consider and act upon the following proposals:

Proposal 1: To approve a new Investment Advisory Agreement between the Fund and IndexIQ Advisors LLC.

The tabulation of the shareholder votes rendered the following results:

Fund

Shares
Present at
Meeting         For     Against    Abstain   Broker Non-Vote

IQ Hedge Multi-Strategy Plus Fund
96.505%       60.035%    0.101%    0.005%        36.365%

Proposal 1 was approved by the shareholders of the Fund.

Proposal 2: To elect two trustees to the Board of Trustees. The two trustees proposed for election were Michael A. Pignataro and Paul D. Schaeffer. The other trustees now in office are Rena Aggarwal and Adam S. Patti.
The tabulation of the shareholder votes rendered the following results:

Shares Present
at Meeting          For             Withhold/Against

Election of Michael A. Pignataro
96.505%          95.823%              0.682%
Election of Paul D. Schaeffer
96.505%          95.736%              0.769%

Proposal 2 was approved by shareholders of the Trust.